United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: Investor Advocates for Social Justice

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the filers of the shareholder resolution own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment (below): Press statement in support of a shareholder resolution filed by the Religious of the Sacred Heart of Mary and other co-filers.

- July 23, 2025

Unprecedented Investor Action Demands Microsoft Answer for Reported Involvement in Gaza Genocide

●	Shareholder resolution calls for an assessment of the effectiveness of its human rights due diligence processes after reports of Microsoft technologies being used to target and kill Palestinians;
●	At least sixty shareholders have co-filed the resolution, representing more than 80 million in Microsoft shares, slated to go to a vote at the company’s Annual General Meeting later this year;
●	A new UN report names Microsoft as part of the “economy of genocide” in Gaza.

On July 1, 2025, at least 60 Microsoft shareholders, collectively representing more than $80 million in MSFT shares, filed a shareholder proposal at Microsoft Corporation. The proposal was brought by the Religious of the Sacred Heart of Mary and calls on Microsoft to publish a report assessing the effectiveness of its human rights due diligence processes. Specifically, it requests that Microsoft evaluate whether its AI and cloud technologies are being misused by customers, such as military entities, to commit human rights abuses or violations of international humanitarian law.

The lead filer, the Religious of the Sacred Heart of Mary, said ““From our founding in 1849, the Religious of the Sacred Heart of Mary, an international congregation of Catholic women religious, have been committed to our mission ‘that all may have life.’ As shareholders, we are deeply disturbed by Microsoft’s apparent ineffective due diligence with regard to human rights violations by its customers against the Palestinian people and others.”

The shareholder resolution marks an unprecedented level of participation in a single shareholder filing and reflects urgent and mounting concern over Microsoft’s alleged role in attacks against Palestinians. "The large number of co-filers on this resolution, far more than is typically seen, demonstrates the importance that many shareholders place on companies addressing their human rights risks, to ensure that investors are not benefiting from violations of international humanitarian and human rights law” said ICCR President Josh Zinner.” Anandi Somasundaram, Program Lead for the Racial Justice Investing Coalition, emphasized that the unprecedented investor action “signals a growing consensus across the investment community that systemic exposure to human rights abuses, particularly in conflict zones under international investigation, cannot be ignored.”

Several reports have alleged Israel’s use of Microsoft’s AI and cloud services technologies in its attacks against Palestinian civilians and civilian objects, which have been labeled war crimes and crimes against humanity. There is broad agreement among prominent international organizations, scholars, and the international community that these attacks constitute genocide.

The shareholder proposal comes on the heels of a recent Microsoft blog post, in which Microsoft attempted to absolve itself of any complicity in international crimes in Gaza, while admitting it “does not have visibility into how customers use our software on their own servers or other devices.” This admission is deeply concerning for shareholders, as it underscores a lack of oversight and due diligence that could expose Microsoft to serious material risks. Without a robust human rights due diligence process, the company is failing to meet investor expectations for responsible business conduct, which may negatively impact long-term shareholder value.

Lead filer, Religious of the Sacred Heart of Mary, said “Over the years, we have had constructive discussions with Microsoft. However, in this case, we are disappointed that Microsoft’s recent statements responding to allegations of complicity in war crimes lack both specificity and detail. Microsoft is a leader in the industry and we expect greater transparency and accountability from them.”

These concerns are heightened by Microsoft’s role as Israel’s second-largest military cloud provider. Leaked documents show Microsoft’s Azure usage by the Israeli military surged over 155% between June 2023 and April 2024, supporting combat, intelligence, and surveillance systems—including to elite units tied to grave human rights abuses. Microsoft’s increasing involvement with military actors, such as Israel, in high-risk conflict zones leaves investors concerned and highlights a lack of due diligence and accountability. “Legal experts have already cautioned companies that continued military support to Israel could lead to charges of complicity”, said Marcela I. Pinilla, Director of Sustainable Investing at Zevin Asset Management.

According to the UN Guiding Principles on Business and Human Rights, companies are expected to take all reasonable steps to ensure their products and services - including the deployment of such technologies by customers - are not used to violate human rights. The UN Special Rapporteur on the occupied Palestinian territories recently issued a new report describing how corporate technology, arms, and cloud providers are deeply entangled in what the report calls an “economy of genocide.” The report highlights how Microsoft’s Azure cloud and AI infrastructure have enhanced Israel’s military decision-making, surveillance, and data processing, with one Israeli colonel describing cloud technology as “a weapon in every sense of the word.” Rewan Haddad, the Campaign Director at Ekō, noted that “Microsoft is no longer just a tech company claiming to ‘empower every person and organization on the planet’ — it’s now acting as a weapons company, empowering a military state currently under investigation for genocide.”

Dov Baum, Director of the Action Center for Corporate Accountability for the American Friends Service Committee (AFSC) shared a similar sentiment. “The genocide in Gaza is facilitated by a surge of supply of U.S.-made weapons and technologies to the Israeli military. Microsoft shareholders are joining courageous actions by its own workers, asking the company to step away from its ties to these crimes against humanity.”

The collection of filers of this proposal represents a broad cross-section of the investor community, including faith-based institutional investors, asset managers, individual shareholders, and former Microsoft employees, all unified by serious concerns about the company’s potential complicity in human rights and international humanitarian law violations, as well as the risks to shareholders. Sharon H. Chen, former Microsoft employee and shareholder, stated, “As a former employee and longtime shareholder, I speak up to help make sure Microsoft's role in this world is consistent with its stated values. It is the least I could do for a company that has given me so much.”

Inadequate human rights due diligence exposes Microsoft to significant material legal, operational, and reputational risks. For example, Microsoft’s potential complicity in international crimes in Gaza has sparked outspoken opposition from its own employees, as well as calls for a boycott of the Company, and other severe reputational damage — all of which could harm long-term shareholder value. “By co-filing this resolution, we are confronting the harsh reality that big tech companies including Microsoft - long hailed as a symbol for climate stewardship and global prosperity - are at risk of becoming instruments of war through advancements in A.I.” said Maggie Kulyk, CEO, Chicory Wealth and an individual co-filer on the resolution.

Investors, Microsoft workers, and concerned members of the public are calling on Microsoft to take meaningful action to ensure that its technology and services are not being used to enable human rights abuses in Gaza and elsewhere.

“At such a time as this, with increasing calls for accountability for the atrocities taking place in Gaza, Microsoft has a choice: to prioritize profit or human life. We urge Microsoft to acknowledge its critical role in ensuring that its services truly benefit society and provide allowance for the common good and all life,” said Ruthly Cadestin, Executive Director of Investor Advocates for Social Justice.

For press inquiries or additional questions, please reach out to: Maen Hammad (Maen@eko.org or +12484448806) and Aaron Acosta (aacosta@iasj.org).